Exhibit 12.1

THE HOME DEPOT, INC.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Six Months Ended July 29, 2018		Fiscal (1)
dollars in millions			2017		2016		2015		2014		2013
Earnings before provision for income taxes	$7,797		$13,698		$12,491		$11,021		$9,976		$8,467

Add:
Interest expense	536		1,059		973		921		832		713
Portion of rental expense under operating leases deemed to be the equivalent of interest	180		354		333		312		312		308
Less capitalized interest	(3)		(2)		(1)		(2)		(2)		(2)
Adjusted earnings	$8,510		$15,109		$13,796		$12,252		$11,118		$9,486
Fixed charges:
Interest expense	$536		$1,059		$973		$921		$832		$713
Portion of rental expense under operating leases deemed to be the equivalent of interest	180		354		333		312		312		308
Total fixed charges	$716		$1,413		$1,306		$1,233		$1,144		$1,021
Ratio of earnings to fixed charges(2)	11.9	x	10.7	x	10.6	x	9.9	x	9.7	x	9.3	x

(1)
Fiscal 2017, 2016, 2015, 2014 and 2013 refer to the fiscal years ended January 28, 2018, January 29, 2017, January 31, 2016, February 1, 2015 and February 2, 2014, respectively. All fiscal years reported include 52 weeks.

(2)
For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of earnings before provision for income taxes adding fixed charges deducting capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses, and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratio of earnings to fixed charges is calculated as follows:

(earnings before provision for income taxes) + (fixed charges) - (capitalized interest)
(fixed charges)